AMENDMENT TO

INVESTMENT MANAGEMENT AGREEMENT

This Amendment dated as of May 1, 2011, is to the Investment Management Agreement made as of the 3rd day of December, 2002 and amended and restated as of the 4th day of June, 2004 (the “Agreement”) by and between Templeton Asset Management Ltd., a U.S. registered investment adviser and a corporation organized under the laws of Singapore (the “Manager”), and Templeton China World Fund (the “Fund”).

WITNESSETH:

WHEREAS, both the Manager and the Fund wish to amend Paragraph 4 of the Agreement; and

WHEREAS, the Board of Trustees of the Fund, including a majority of the Independent Trustees of the Fund present in person, approved the following amendment at a meeting called for such purpose on March 1, 2011.

            NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree as follows:

The Fund agrees to pay to the Manager a monthly fee in dollars, at the annual rate of the Fund’s average weekly net assets, as listed below, payable at the end of each calendar month:

                              1.10%, up to and including $1 billion

                              1.05%, over $1 billion, up to and including $5 billion

                              1.00%, over $5 billion, to and including $10 billion

                              0.95%, over $10 billion, up to and including $15 billion

                              0.90%, over $15 billion, up to and including $20 billion

                              0.85%, over $20 billion

IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party as of the date set forth above.

TEMPLETON ASSET MANAGEMENT LTD.

By: /s/GREGORY E. MCGOWAN

Gregory E. McGowan

Director

TEMPLETON CHINA WORLD FUND

By: /s/ROBERT C. ROSSELOT

Robert C. Rosselot

Vice President and Secretary